Filed Pursuant to Rule 163

Registration Statement No. 333-277990

February 1, 2026

Contact:	Ken Bond Oracle Investor Relations 1.650.607.0349 ken.bond@oracle.com	Deborah Hellinger Oracle Corporate Communications 1.212.508.7935 deborah.hellinger@oracle.com

AUSTIN, Texas, February 1, 2026 — Oracle Corporation (NYSE: ORCL) today announced its full calendar year 2026 plan to fund the expansion of its rapidly growing Oracle Cloud Infrastructure business. Oracle is raising money in order to build additional capacity to meet the contracted demand from our largest Oracle Cloud Infrastructure customers, including AMD, Meta, NVIDIA, OpenAI, TikTok, xAI and others.

Oracle expects to raise $45 to $50 billion of gross cash proceeds during the 2026 calendar year. The company plans to achieve its funding objective by using a balanced combination of debt and equity financing to maintain a solid investment-grade balance sheet.

On the equity side, Oracle plans to raise approximately half of its 2026 funding through a combination of equity-linked and common equity issuances. This is expected to include an initial issuance of mandatory convertible preferred securities, representing a modest portion of the overall equity funding, as well as a newly authorized at-the-market equity program of up to $20 billion. The company plans to issue equity from the at-the-market program flexibly over time at prevailing market prices, based on market conditions and capital needs.

On the debt side, Oracle intends to complete a single, one-time issuance of investment-grade senior unsecured bonds early in 2026 to cover the other half of the company’s planned funding for the year. Oracle does not expect to issue additional bonds during calendar year 2026 beyond this transaction.

This funding plan reflects Oracle’s commitment to maintaining an investment-grade rating, prudent capital allocation, balance sheet strength, and transparency with investors as the company continues to expand its Oracle Cloud Infrastructure business. These transactions have been approved by the Oracle Board of Directors.

Goldman Sachs & Co. LLC will be leading the senior unsecured bond offering, and Citigroup will be leading the at-the-market issuance and mandatory convertible preferred equity offering.

About Oracle

Oracle offers integrated suites of applications plus secure, autonomous infrastructure in the Oracle Cloud.

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Trademarks

Oracle, Java, MySQL, and NetSuite are registered trademarks of Oracle Corporation. NetSuite was the first cloud company—ushering in the new era of cloud computing.

“Safe Harbor” Statement: This press release contains forward-looking statements, including statements regarding Oracle’s expected funding needs, anticipated credit ratings, capital markets transactions, and financing strategy. Actual results may differ materially from those expressed or implied due to various risks and uncertainties. Among the factors that could cause actual results to differ are: changes in the timing of any customer’s purchases or ability to fund its commitments; delays or development and/or operational problems with the construction of implementation of any of the data centers; and new or different commercial opportunities that cause the Company to reevaluate its near-term capital needs. Oracle undertakes no obligation to update these forward-looking statements, except as required by law.

Oracle Corporation may file a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents Oracle Corporation has filed with the SEC for more complete information about Oracle Corporation and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, you may obtain a copy by visiting www.oracle.com/investor, calling our Investor Relations Department at 1-650-506-4073, writing to Investor Relations Department, Oracle Corporation, 500 Oracle Parkway, Redwood City, California 94065 or sending an email to investor_us@oracle.com.